Mail Stop 4561

      October 28, 2005

Brian L. Knepp
Chief Financial Officer
300 Market Street, P.O. Box 967
Williamsport, Pennsylvania 17703

      Re:	Penns Woods Bancorp, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		File No. 000-17077

Dear Mr. Knepp:

	We have completed our review of your Form 10-K and related filings and have no further comments at this time.


   							Sincerely,


Joyce Sweeney
Accounting Branch Chief